UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File Number:	001-14157 (Telephone and Data Systems, Inc.)
001-09712 (United States Cellular Corporation)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

B. Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

United States Cellular Corporation
8410 West Bryn Mawr Ave.
Chicago, IL 60631

Telephone and Data Systems, Inc.
Tax–Deferred Savings Plan
Financial Report
December 31, 2024

Report of Independent Registered Public Accounting Firm - BDO USA, P.C.	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Information
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

Exhibits	11

No.	Description
23	Consent of Independent Registered Public Accounting Firm - BDO USA, P.C.

BDO USA, P.C.

Report of Independent Registered Public Accounting Firm

To the Investment Management Committee and Plan Participants of
Telephone and Data Systems, Inc. Tax-Deferred Savings Plan
Madison, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan's auditor since 2022.

Madison, Wisconsin
May 30, 2025

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

(Dollars in thousands)	2024	2023
Assets
Investments, at fair value	$1,762,483	$1,599,172
Receivables
Accrued income	222	237
Contributions receivable from participants and employer	3,001	3,709
Notes receivable from participants	14,899	14,382
Total receivables	18,122	18,328

Total assets	1,780,605	1,617,500

Liabilities
Distributions in transit and other	709	59
Due to broker for securities sold	—	128
Total liabilities	709	187

Net assets available for benefits	$1,779,896	$1,617,313

The accompanying notes are an integral part of these financial statements.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024

(Dollars in thousands)
Additions to plan assets attributed to
Investment income:
Interest and dividends	$12,550
Net appreciation in fair value of investments	240,622
Total investment income	253,172

Interest income on notes receivable from participants	1,065

Contributions:
Participant	71,516
Participant rollover	3,195
Employer	26,820
Total contributions	101,531

Total additions	355,768

Deductions from plan assets attributed to
Benefits paid to participants	191,235
Administrative expenses	1,950
Total deductions	193,185

Net increase	162,583

Net assets available for benefits:
Beginning of year	1,617,313

End of year	$1,779,896

The accompanying notes are an integral part of these financial statements.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
December 31, 2024 and 2023
Notes to Financial Statements

Note 1 Description of the Plan
The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan official plan document or summary plan description for a more complete description of the Plan's provisions.
General
The Plan is a contributory tax-qualified profit sharing plan established by Telephone and Data Systems, Inc. (TDS or the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the administrator and sponsor of the Plan and The Northern Trust Company (Northern Trust) is the directed trustee and asset custodian of the Plan. Northern Trust also provides record keeping and reporting services to the Plan in conjunction with Alight Solutions (Alight), the Plan's third party administrator. All employees of TDS and its subsidiaries which have adopted the Plan (TDS and such subsidiaries being referred to as employers) whom are age 18 or older generally are eligible to participate. The Plan allows eligible employees to enter the Plan upon the later of 30 days of continuous service with the employers or their 18th birthday. Participation in the Plan is voluntary, however, any eligible employee who does not enroll on his or her own, or opt out of automatic enrollment, will be automatically enrolled in the Plan starting on his or her eligibility date (or as soon as practicable thereafter).
On May 28, 2024, TDS and United States Cellular Corporation (UScellular), a subsidiary of TDS, announced an agreement to sell UScellular's wireless operations and select spectrum assets. The sale is expected to close in mid-2025, subject to the receipt of regulatory approvals and the satisfaction of customary closing conditions. It is expected that there will be a partial plan termination in the plan year in which the transaction closes.
Contributions
Participants may contribute to the Plan on a before-tax basis (before-tax contributions) or on a designated Roth basis (after-tax contributions). The combined before-tax and designated Roth contributions may not exceed 60% of the Participant’s compensation, as defined in the Plan, or exceed the maximum annual contribution amount per participant set forth in the Internal Revenue Code (IRC).  Eligible employees and participants (including terminated participants with a balance in the Plan) may also contribute amounts representing eligible distributions from other eligible retirement plans or individual retirement accounts including the Telephone and Data Systems, Inc. Pension Plan (rollover contributions).
Newly eligible employees are automatically enrolled in the Plan on a before-tax basis at a 6% deferral rate with the rate increasing by 1% annually until it reaches 15%, unless an employee elects otherwise. The Vanguard Target Date Retirement Funds are used as the Qualified Default Investment Alternative for automatic enrollment. Non-contributing employees may from time to time be re-enrolled unless they make an affirmative election at the time of the re-enrollment not to participate.
The employer matching contribution is 100% of the first 3% of a participant’s before-tax and designated Roth contributions and 40% of the next 2% of before-tax and designated Roth contributions.
Participants' Accounts and Investment Options
Each participant's account is credited with the participant's before-tax and designated Roth contributions, rollover contributions, employer matching contributions and investment income, and reduced by investment losses and fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
The Plan's assets are overseen by the Investment Management Committee. The Investment Management Committee is authorized to select investment options and to invest Plan assets as directed by the participants (or in the absence of such a direction, as determined by the Investment Management Committee). Participants may invest their accounts in a variety of investment options as more fully described in the Plan's summary plan description and other Plan materials. Participants may change their investment elections via telephone or internet. Participants can direct no more than 20% of their contributions into the TDS Common Stock Fund and UScellular Common Stock Fund on a combined basis.
Vesting
Participants are always 100% vested in their before-tax, designated Roth and rollover contributions plus earnings thereon. Vesting in employer matching contributions plus earnings thereon is based on years of vesting service. Employer matching contributions plus earnings thereon vest 34% after the participant completes one year of vesting service; and 100% after the participant completes two years of vesting service.
A participant also becomes 100% vested in employer matching contributions plus earnings thereon upon termination of employment after attaining age 65 or due to death or total and permanent disability (as defined in the Plan and determined by the disability insurer).

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
December 31, 2024 and 2023
Notes to Financial Statements

Forfeited Accounts
For the year ended December 31, 2024, forfeited non-vested account balances used to reduce employer contributions were $0.9 million.
Payment of Benefits
Vested benefits may be paid to the participant upon termination of employment in the form of a lump sum payment, partial distribution (of not less than $500) or installments. Alternatively, a terminated participant generally may rollover the eligible portion of his or her vested benefits to an eligible retirement plan or individual retirement account. Participants experiencing a qualified financial hardship, who are on a qualified military leave or who have attained age 59½ may withdraw a portion of their vested account balance as defined in the Plan while employed by TDS and its subsidiaries. While employed by TDS and its subsidiaries, participants also may take a distribution of a portion of their vested account following the birth or adoption of their child.

Notes Receivable from Participants
Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer matching contributions and related earnings). Participants may only have one note outstanding at a time and such note is secured by the remaining balance in the participant's account. The notes bear interest at the prime rate plus 1% as published in the Wall Street Journal on the fifteenth day of the month prior to the quarter in which the note is processed. Principal and interest are generally paid ratably through after-tax payroll deductions. Participants who terminate employment and have an outstanding loan balance generally may continue to make monthly loan repayments following their termination. The repayment period on the note generally ranges from one to five years. Notes are considered delinquent if two consecutive note payments are not received. If the delinquency is not cured, the loan will be considered in default and taxation of the loan balance to the participant will occur.

Termination of Plan
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts. In the event of a partial Plan termination, affected participants become 100% vested in their accounts.
Plan Expenses
Certain recordkeeping and trustee fees, as well as investment management expenses, are paid by Plan participants. Effective April 1, 2024, auditing, investment consulting and participant communications fees are paid by Plan participants (prior to such date, TDS paid such fees). Plan participants also pay participant-initiated transaction fees (such as distribution, withdrawal, loan and Qualified Domestic Relations Order fees). Legal fees are paid by TDS.
Note 2 Summary of Significant Accounting Policies
Basis of Accounting and Use of Estimates
The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates and assumptions.
Investment Valuation and Income Recognition
Investments are reported at fair value. See Note 3 – Fair Value Measurements for further information on the fair value of the Plan’s investments. The Plan’s Investment Management Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians.
Net appreciation in fair value of investments included in the accompanying Statement of Changes in Net Assets Available for Benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments. The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the cost of the investment. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the year.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
December 31, 2024 and 2023
Notes to Financial Statements

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant notes are reclassified as distributions in accordance with the terms of the Plan document. Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and, accordingly, have been included as an investment in the supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year).
Payment of Benefits
Benefit payments are recorded when paid.
Risks and Uncertainties
The Plan invests in various investment securities, including mutual funds, common/collective trusts, and employer common stock. Investments, in general, are subject to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 3 Fair Value Measurements
Fair value is a market based measurement and not an entity specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price) in an orderly transaction between market participants.
The provisions of GAAP establish a fair value hierarchy that contains three levels for inputs used in fair value measurements.

Level 1 - inputs include quoted market prices for identical assets or liabilities in active markets.

Level 2 - inputs include quoted market prices for similar assets or liabilities in active markets or quoted market prices for identical assets or liabilities in inactive markets.

Level 3 - inputs are unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument’s level within the fair value hierarchy is not representative of its expected performance or its overall risk profile and, therefore, Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets. As of December 31, 2024 and 2023, the Plan held no Level 2 or Level 3 assets. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The Plan values shares of TDS Common Stock and UScellular Common Stock based on the closing price reported in the active market in which the securities are traded. These securities are classified as Common Stock of the Plan Sponsor and Subsidiary. The Plan also values mutual funds based on the closing price reported in the active market in which the individual securities are traded.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
December 31, 2024 and 2023
Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2024 and 2023, respectively.

December 31, 2024	Level 1	Total
(Dollars in thousands)
Mutual Funds	$526,725	$526,725
Common Stock of Plan Sponsor and Subsidiary	30,654	30,654
Total investments in the fair value hierarchy	$557,379	$557,379
Common/Collective Trusts measured at net asset value
Target retirement(1) (2)		562,207
Bond(1) (3)		111,091
Investment contracts(1) (4)		105,104
Equity(1) (5) (6)		426,702
Total investments at fair value		$1,762,483

December 31, 2023	Level 1	Total
(Dollars in thousands)
Mutual Funds	$849,910	$849,910
Common Stock of Plan Sponsor and Subsidiary	21,267	21,267
Total investments in the fair value hierarchy	$871,177	$871,177
Common/Collective Trusts measured at net asset value
Target retirement(1) (2)		518,543
Bond(1) (3)		103,950
Investment contracts(1) (4)		105,502
Total investments at fair value		$1,599,172

(1) Certain investments that are measured at fair value using the net asset value (NAV per share or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

(2) The Vanguard Target Retirement Trusts invest mainly in mutual funds with the remainder invested in money market funds. The fair value of these trusts is calculated using the market approach which values the underlying investments of the trust based on observable market prices. These trusts are measured at fair value based on the NAV per share.

(3) The BlackRock Intermediate Government/Credit Bond Index Fund F (BlackRock Bond Fund) is a bank maintained collective investment fund that invests in bond index funds and other short-term investments. The fair value is calculated using the market approach which values the underlying investments in the fund using observable inputs for similar assets. The BlackRock Bond Fund is measured at fair value based on the NAV per share.

(4) The Vanguard Retirement Savings Trust II is a collective trust that invests in the Vanguard Retirement Savings Master Trust, which invests in traditional and synthetic investment contracts backed by investments issued by insurance companies and banks. The fair value is determined based on the underlying investments of the common trust as traded in active markets or valued using significant observable inputs. The NAV for the investment contracts is $1 per share.

(5) Effective July 1, 2024, the Vanguard Institutional 500 Index Trust replaced the Vanguard Institutional Index Fund Institutional Plus Shares. The Vanguard Institutional 500 Index Trust seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fair value is calculated using the market approach which values the underlying investments of the trust based on observable market prices. This trust is measured at fair value based on the NAV per share.

(6) Effective July 1, 2024, the Vanguard Institutional Total International Stock Market Index Trust replaced the Vanguard Total International Stock Index Fund. The Vanguard Institutional Total International Stock Market Index Trust seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States. The fair value is calculated using the market approach which values the underlying investments of the trust based on observable market prices. This trust is measured at fair value based on the NAV per share.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
December 31, 2024 and 2023
Notes to Financial Statements

The following tables summarize the Plan’s investments that are measured at fair value based on the net asset value per share as of December 31, 2024 and 2023, respectively.

December 31, 2024	Fair Value	Unfunded Commitments	Participant Redemption Frequency	Redemption Notice Period
(Dollars in thousands)
Common/Collective Trusts
Target retirement	$562,207	$—	Daily	One month
Bond	111,091	—	Daily	One month
Investment contracts	105,104	—	Daily	Twelve months
Equity	426,702	—	Daily	One month

December 31, 2023	Fair Value	Unfunded Commitments	Participant Redemption Frequency	Redemption Notice Period
(Dollars in thousands)
Common/Collective Trusts
Target retirement	$518,543	$—	Daily	One month
Bond	103,950	—	Daily	One month
Investment contracts	105,502	—	Daily	Twelve months

Note 4 Parties-in-Interest
Transactions between the Plan and certain parties meet the definition of parties-in-interest transactions under the provisions of ERISA (Parties-in-interest transactions).

Transactions with Northern Trust, the directed trustee of the Plan, Alight, provider of certain reporting and administrative services to the Plan, and BlackRock Institutional Trust Company, National Association (BlackRock), provider of investment management services, are Parties-in-interest transactions. The aggregate cost of trustee, administrative and investment management charges to the Plan by Northern Trust, Alight, and BlackRock was $2.0 million for the year ended December 31, 2024.

The Plan made participant-directed purchases of $2.5 million and sales of $6.8 million of TDS and UScellular Common Stock on an aggregate basis for the year ended December 31, 2024, which are Parties-in-interest transactions.
Outstanding Notes receivable from participants, and the related interest income on Notes receivable from participants, for the year ended December 31, 2024 are presented on the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, respectively.
Note 5 Tax Status
The Plan obtained its latest determination letter on February 25, 2015 in which the Internal Revenue Service stated that the Plan, as designed, complied with the applicable requirements of the IRC, and the related trust was exempt from taxation. The Plan has been amended since the receipt of the determination letter. The Plan Administrator believes that the Plan is designed and being operated in material compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2024.
Management evaluated the Plan’s tax positions and the Plan took no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements as of December 31, 2024 or 2023. The Plan is subject to audits by taxing jurisdictions; however, for tax periods in progress, there have been no such audits.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
December 31, 2024 and 2023
Notes to Financial Statements

Note 6 Reconciliation of Financial Statements to Form 5500
A reconciliation between the financial statements and Form 5500 as of December 31, 2024 and 2023 is as follows:

(Dollars in thousands)	2024	2023
Total net assets per Form 5500, Schedule H	$1,779,890	$1,617,265
Deemed distributions of notes receivable from participants	6	48
Net Assets Available for Benefits Per Financial Statements	$1,779,896	$1,617,313

Change in net assets per Form 5500, Schedule H	$162,625
Change in deemed distributions of notes receivable from participants	(42)
Changes in Net Assets Available for Benefits Per Financial Statements	$162,583
Note 7 Subsequent Events
The Plan’s management evaluated subsequent events from December 31, 2024 through May 30, 2025, the date these financial statements were issued. There have been no significant subsequent events during this period that require adjustments to or disclosure in the financial statements as of December 31, 2024 and for the year then ended.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Plan 003 EIN 36-2669023
December 31, 2024
(Dollars in thousands)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Common/Collective Trusts
	Vanguard	Retirement Savings Trust II	**	$105,104
	Vanguard	Target Retirement Income and Growth Trust I	**	1,846
	Vanguard	Target Retirement Income Trust I	**	14,784
	Vanguard	Target 2020 Retirement Trust I	**	12,388
	Vanguard	Target 2025 Retirement Trust I	**	43,168
	Vanguard	Target 2030 Retirement Trust I	**	66,826
	Vanguard	Target 2035 Retirement Trust I	**	82,412
	Vanguard	Target 2040 Retirement Trust I	**	80,733
	Vanguard	Target 2045 Retirement Trust I	**	92,588
	Vanguard	Target 2050 Retirement Trust I	**	84,763
	Vanguard	Target 2055 Retirement Trust I	**	51,100
	Vanguard	Target 2060 Retirement Trust I	**	22,085
	Vanguard	Target 2065 Retirement Trust I	**	7,453
	Vanguard	Target 2070 Retirement Trust I	**	2,061
	Vanguard	Institutional 500 Index Trust	**	266,700
	Vanguard	Institutional Total International Stock Market Index Trust	**	160,002
*	BlackRock	Intermediate Government/Credit Bond Index Fund F	**	111,091
	Total Common/Collective Trusts			1,205,104

	Common Stock of Plan Sponsor and Subsidiary
*	Telephone and Data Systems, Inc.	Common Stock Fund	**	17,813
*	United States Cellular Corporation	Common Stock Fund	**	12,841
	Total Common Stock of Plan Sponsor and Subsidiary			30,654

	Mutual Funds
	Vanguard	Small Cap Value Index Fund	**	84,482
	Vanguard	Value Index Fund	**	111,454
	Vanguard	Small Cap Growth Index Fund	**	74,310
	Vanguard	Growth Index Fund	**	256,289
*	Northern Institutional Funds	U.S. Government Select Portfolio	**	190
	Total Mutual Funds			526,725

*	Participant Loans	Interest rates range from 4.25% to 9.50%, maturing through December 2029		14,893
				$1,777,376
* Represents a party-in-interest, as defined by ERISA.
** The cost of participant-directed investments is not required to be disclosed.

Exhibits

Exhibit Number	Description of Documents

Exhibit 23	Consent of Independent Registered Public Accounting Firm - BDO USA, P.C.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

		By:	/s/ Anita J. Kroll
Anita J. Kroll
Vice President - Controller and Chief Accounting Officer

Dated:	May 30, 2025